Page 1 of 3 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of October 2025 Commission File Number 001-14928 SANTANDER UK PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Page 2 of 3 3 October 2025 Santander UK Group Holdings plc and Santander UK plc (together "Santander UK") BOARD CHANGES Santander UK today announces that Mahesh Aditya has been appointed as a Banco Santander, S.A. nominated Non-Executive Director of the Santander UK Boards, effective from 1 October 2025. He replaces Dirk Marzluf who stepped down from the Boards of Santander UK with effect from 30 September 2025. Santander UK Chairman, Tom Scholar said: “I am delighted to welcome Mahesh to the Boards of Santander UK. Mahesh will bring a breadth of experience to the Board, including in depth knowledge of risk management in banking during a period of strategically important transformation for Santander UK. Dirk has been a highly valued member of the Board during his six year tenure and I would like to thank him for his contribution to Santander UK in that time.” - Ends - For media enquiries, please contact: Stewart Todd Head of Communications mediarelations@santander.co.uk Notes to Editors: Mahesh Aditya Mahesh has been Santander’s Group Chief Risk Officer since 2023. Mahesh joined Santander in 2017 as Chief Operating Officer of Santander Holdings USA, Inc (SHUSA) and took the position of US Chief Risk Officer in 2018 until 2019 when he became Santander Consumer USA CEO, holding that position until 2023. Mahesh has over 30 years’ experience in financial services with particular focus on international markets Risk Management. He specialises in building organisations, establishing control processes, project management and managing through a variety of regulatory environments. Mahesh is a director of the SHUSA, PagoNxt, S.L., Open Bank, S.A. and Santander Consumer Finance, S.A. Boards. Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves its customers via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers' eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalisation. The group's activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank's purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander has a listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange.

Page 3 of 3 SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK PLC By: / s / Roz Rule Name: Roz Rule Title: Company Secretary Dated: October 3, 2025